Exhibit 99

March 24, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Saturday, April 18, 2026 to inter-alia consider the following:

•	Approval of the audited standalone financial results of the Bank for the quarter/year ending March 31, 2026;

•	Approval of audited consolidated financial results for the quarter/year ending March 31, 2026; and

•	Recommendation of dividend, if any, for the financial year 2025-26 including fixation of record date for the same.

We also wish to inform you that the window for trading in securities of the Bank shall remain closed from Wednesday, March 25, 2026 to Monday, April 20, 2026 (both days inclusive) for the designated employees and their immediate relatives pursuant to the Bank’s share dealing code.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight